UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 9, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated October 9, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 9, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
NEWS RELEASE No. 24, 2007

J-Pacific Intersects 5.73g Au/t over 1.75 metres on the Blackdome No. 17 Vein

Promising assay sample includes 31.2g Au/t over 0.25 metres

VANCOUVER, OCTOBER 9, 2007 - J-Pacific Gold Inc. ("J-Pacific"; TSXV - JPN, OTCBB - JPNJF) said today that it has intersected 5.73g Au/t over 1.75 metres at its Blackdome Gold Mine, located in the Clinton Mining District of British Columbia, approximately 250 kilometres north of Vancouver.

In making the announcement today, John Harrop, J-Pacific's Senior Geologist, said, "The primary objectives of the 2006 and 2007 Blackdome drill programs were to test several targets generated from past work - to gain a better understanding of mineralized structures under the Blackdome peak; to extend the principal producing veins northward along strike toward the dome; and to test the intersection of the No. 1 and No. 2 veins at depth." The 2007 Phase 2 program was an aggressive plan primarily designed to drill- test an area under the Blackdome peak, which received only minor attention during the life of the mine. The still wide spacing of the drill holes along strike clarifies the trace of a mineralized structure. "The assay results point to the potential for ore grade zones within the No. 17 Vein structure, which is now known to extend through the dome - much farther than previously realized," said Harrop. "This also increases interest in parallel features such as the Giant and Redbird veins, which will receive more attention in the future."

Three holes, totalling approximately 723 metres, were drilled to test the No. 17 Vein between the southern extent of earlier drilling and Blackdome's basalt cap. Two holes targeted the same level as the portal on the No. 17 Vein (1,950 metres ASL), and one went deeper (1,890 metres ASL). As well, four holes totalling 844 metres were successfully drilled through the basalt cap. One hole was lost at approximately 61 metres, due to difficulties in overburden. All four holes reached the No. 17 Vein, and at least two intersected what is believed to be the continuation of the No. 1 and No. 2 veins as they curve into the No. 17 Vein.

Drilling under the basalt cap at the peak of Blackdome revealed that the No. 17 Vein continues through the peak and down the western side of the mountain, parallel to the Giant and Redbird veins. An intersection west of the basalt cap in the northernmost hole of the 2006 drilling, intersected this vein, but lack of additional data prevented its association with the No. 17 Vein. Importantly, this demonstrates that the No. 17 Vein does not become either the No. 1 or No. 2 Vein, but instead is a through-going structure against which the No. 1 and No. 2 veins end, forming a prospective intersection zone beneath the basalt cap.

Maps illustrating the relative positions of drill holes are posted on the J-Pacific website. The characteristics of these holes and the assay results are presented in the table below.

Blackdome Gold Mine 2007 Drill Program
Significant Assay Results from the No. 17 Vein Targets

Hole ID	UTM_N	UTM_E	Azimuth	Plunge	Length	Length
			(degrees)	(degrees)	(m)	(feet)
B07-12	5687065	535805	130	-50	274.0	904.2
B07-13	5686942	536185	130	-50	208.2	687.1
B07-14	5687278	536260	130	-50	180.7	596.3
B07-15	5686988	535878	130	-50	191.1	630.6
B07-16	5686988	535878	130	-65	148.4	489.7
B07-17	5687161	535988	140	-52	230.4	760.3
B07-19	5687268	536060	130	-50	334.4	1103.5
B06-06	5686790	535594	100	-50	252.1	831.9

Drill Hole	Interval		Core Width		Assays
	From (m)	To (m)	m	feet	(g Au/t)	(oz Au/t)
B07-12	99.00	99.67	0.67	2.2	3.88	0.11
B07-13	190.00	192.00	2.00	6.6	1.39	0.04
and	192.70	194.00	1.30	4.3	1.56	0.05
B07-14	126.20	127.00	0.80	2.6	0.61	0.02
B07-15	82.80	84.55	1.75	5.8	5.73	0.17
including	82.80	83.05	0.25	0.8	31.26	0.91
B07-16	130.20	132.75	2.55	8.4	2.53	0.07
B07-17	203.30	204.80	1.50	5.0	1.07	0.03
B07-19	307.23	308.03	1.49	4.9	1.19	0.03
B06-06	22.80	23.90	1.10	3.6	0.64	0.02

* Core-length intervals; true widths are approximately 70 to 80 per cent of reported core-length intervals.

Hole ID	Spacing
	m	feet
B06-06
	275	908
B07-12
	90	297
B07-15, 16
	190	627
B07-17
	150	495
B07-19
	90	297

B07-13
	55	182
B07-14

* Spacing is measured horizontally between intersections. B07-15 and B07-16 shared the drill pad and azimuth with differing dips.

NO. 4 VEIN

A single short hole (B07-18, 118.3 metres in length) was used to test the No. 4 Vein at depth. The intersection in core returned 1.42g Au/t over 1.2 metres. This vein can be traced on the surface for about 250 metres and runs obliquely between the Redbird and Giant veins, parallel to the No. 1 and No. 2 veins. The intersection of the No. 4 and Giant veins is a target for the next drill program.

NO. 1 AND NO. 2 VEIN INTERSECTION AT DEPTH

Four holes (B07-07A, B07-08, B07-09 and B07-10, 340.5, 299.9, 237.1 and 257.0 metres in length, respectively) were drilled to test the projected intersection of the No. 1 and No. 2 veins at depth. Hole B07-07A re-entered hole B06-07A and extended it by 38.8 metres. Testing of this target did not return any assays over 1g Au/t. No further field work is currently recommended on this target. However, the results are under evaluation to determine their contribution to understanding depositional controls of the gold mineralization.

BACKGROUND

Located in the Clinton Mining District of British Columbia, approximately 250 kilometres north of Vancouver and 70 kilometres west northwest of the town of Clinton, the Blackdome Gold Mine yielded 240,000 ounces of gold from 338,000 tonnes of ore between 1986 and 1991.

Currently, the Blackdome Gold Mine has an inferred mineral resource (A. Boronowski, 1999), as reclassified by SRK Consulting (2001), of 124,120 tonnes, averaging 12.8g Au/t and 33.7g Ag/t, totalling 50,834 ounces of gold and 134,386 ounces of silver. The infrastructure and processing facilities remain at the mine, as do the majority of permits for operation.

The 2007 drill program consisted of 13 holes, totalling 2,079.3 metres. Twelve of the 13 holes successfully reached their targets. The drilling focused on gaining/obtaining sufficient new data to better understand the structural formations under the Blackdome basalt cap.

Analytical work was performed by Acme Analytical Laboratories Ltd. of Vancouver, Canada, an ISO 9001 certified company. Assay work is supervised by British Columbia Certified Assayers. Samples submitted to Acme were dried and crushed to 70 per cent passing through a 10 mesh screen (two-millimetre or smaller fragments). Splits of 500 grams were taken from this material and pulverized so that 95 per cent of the material passed through a 150 mesh screen. A 30 gram sample was taken for fire assay from the fine fraction. The entire coarse fraction was assayed. A weighted average was used to combine the results to represent the gold content of the 500 gram sample. For certain mineralized samples, two 500 gram samples of the initial crush were used to replicate the analysis. Some difference in gold levels is expected due to the natural gold variation within the samples. Variation between the replicates was within expected ranges, and the weighted average of the combined intervals did not differ significantly. Replicate analyses were conducted by ALS Chemex of North Vancouver, Canada, an ISO 9001 certified company.

Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, is undertaking the exploration program under the supervision of John Harrop P.Geo., J-Pacific's Senior Geologist and the qualified person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Investor Relations:
Neil Murray-Lyon
Renmark Financial Communications Inc.
Tel: +1 (514) 939-3989
Fax: +1 (514) 939-3717
E-mail: nmurraylyon@renmarkfinancial.com

J-Pacific Gold Inc.
802 - 1166 Alberni Street Vancouver, BC, Canada V6E 3Z3 Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Web: http://www.jpgold.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.